

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

James M. Anderson
Executive Vice President and Chief Financial Officer
First Financial Bancorp.
255 East Fifth Street Suite 800
Cincinnati, OH 45202

> **Re: First Financial Bancorp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-34762**

Dear James M. Anderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the period ended December 31, 2022

Exhibit 13: Registrant's annual report to shareholders for the year ended December 31, 2022
Loans and Leases, page 16

1.  We note the tabular disclosure on page 17 detailing the composition of your gross loan portfolio, which includes commercial real estate ("CRE"). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Market Risk, page 30

2.  We note your disclosures regarding risk management processes and, on page 32, liquidity risk management-related items that management is closely monitoring. In future filings,

        please enhance your disclosures to:
- note the existence of oversight committees such as an Asset Liability Committee or similar, and the membership and responsibilities of such committees, as applicable;
- discuss any material liquidity policy guidelines or limits, including depositor or other concentration limits, and provide examples of specific metrics used to manage liquidity within those guidelines; and
- to the extent applicable, disclose whether you have been in compliance with such policy guidelines or related limits and, if not, planned actions to remediate non-compliance.

3.   In future filings, please consider expanding the discussion of your contingency funding plan to provide additional detail regarding types of revisions and / or to describe actions that would be taken to address liquidity risk during a stress event, such as balance sheet repositioning, capital raises, promotional efforts for deposits, increased usage of brokered deposits, etc., as applicable.

Critical Accounting Estimates, page 34

4.   We note your disclosure for critical accounting estimates. Please revise your disclosures, in future filings, to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, (i) provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations, and (ii) explain how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Ensure that the disclosure of your critical accounting estimates is not a repetition of your significant accounting policies. Refer to Item 303(b)(3) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 with any questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance